SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

   INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(A) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)



                                  ALDILA, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    014384101
                      -----------------------------------
                                 (CUSIP Number)

  LLOYD I. MILLER, III, 4550 GORDON DRIVE, NAPLES, FLORIDA (TEL) (941) 262-8577
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                  SEPTEMBER 4, 2001
               -------------------------------------------------------
                  (Date of Event which Requires Filing of this
                                   Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g),
                          check the following box [x].
                         (Continued on following pages)
                                Page 1 of 9 pages

NOTE:  Schedules  filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent

________________

     The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE  13D

-----------------------                                              -----------
CUSIP No.     014384101                                              PAGE 2 OF 9
-----------------------                                              -----------

--------------------------------------------------------------------------------
      NAME  OF  REPORTING  PERSON
1     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Lloyd I. Miller, III                            ###-##-####
--------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  [_]
2
                                                                 (b)  [_]
--------------------------------------------------------------------------------
      SEC  USE  ONLY
3
--------------------------------------------------------------------------------
      SOURCE  OF  FUNDS*
4
      00**
--------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
5     TO ITEMS 2(D)  OR  2(E)                                                [_]

--------------------------------------------------------------------------------
      CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
6
      United  States
--------------------------------------------------------------------------------
                        SOLE  VOTING  POWER
                   7
   NUMBER OF            1,224,655***
     SHARES        -------------------------------------------------------------
  BENEFICIALLY          SHARED  VOTING  POWER
   OWNED  BY       8
     EACH               1,386,588***
   REPORTING       -------------------------------------------------------------
    PERSON              SOLE  DISPOSITIVE  POWER
     WITH          9
                        1,224,655***
                   -------------------------------------------------------------
                        SHARED  DISPOSITIVE  POWER
                   10
                        1,386,588***
--------------------------------------------------------------------------------
      AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
11
      2,611,243
--------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_] 12

--------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      17.1%
--------------------------------------------------------------------------------
      TYPE  OF  REPORTING  PERSON
14
      IN-IA-OO**
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

**SEE RESPONSE TO ITEM 3, HEREIN.
***SEE RESPONSE TO ITEM 5(B), HEREIN.

ORIGINAL  REPORT  ON  SCHEDULE  13D

Item  1.     Security  and  Issuer
             ---------------------

     This statement relates to the Common Stock, par value $.01 per share (the "Shares") of Aldila, Inc. (the "Company"). The Company has its principal executive offices at 12140 Community Road, Poway, California 92064.

Item  2.     Identity  and  Background
             -------------------------

     This statement is filed by Lloyd I. Miller, III ("Miller"). Miller's principal business address is 4550 Gordon Drive, Naples, Florida 34102. Miller's principal occupation is investing assets held by or on behalf of his family. During the past five years, Miller has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to civil proceedings of a judicial or administrative body of competent jurisdiction as a result of which Miller was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Miller is a United States citizen.

Item  3.     Source  and  Amount  of  Funds  or  Other  Considerations
             ---------------------------------------------------------

     Miller is the advisor to Trust A-4 and Trust C (the "Trusts"). Trust A-4 was created pursuant to a Declaratory Judgment, signed by the Honorable Wayne F. Wilke for the Court of Common Pleas, Probate Division, Hamilton County, Ohio, on October 27, 1992, pursuant to which Trust A was split into four separate trusts. The Trusts were created pursuant to an Amended and Restated Trust Agreement, dated September 20, 1983 (the "Trust Agreement"). Miller was named as advisor to PNC Bank, Ohio, N.A. (formerly The Central Trust Company, N.A., Cincinnati,
Ohio), the Trustee named in the Trust Agreement. Such appointment became effective on April 22, 1990, the date of death of Lloyd I. Miller, the Grantor of the Trusts. All of the Shares purchased by Miller as advisor to the Trusts were purchased by funds generated and held by the Trusts. The purchase price for the Shares was $1,417,824.86 for the Shares in Trust A-4 and $911,869.76 for Trust C.

     Miller is the manager of Milfam LLC, an Ohio limited liability company established pursuant to the Operating Agreement of Milfam LLC (the "Operating Agreement"), dated as of December 10, 1996. Milfam LLC is the managing general partner of (i) Milfam I, L.P., a Georgia limited partnership established pursuant to the Partnership Agreement for Milfam I, L.P. (the "Partnership Agreement"), dated December 11, 1996, and (ii) Milfam II, L.P. a Georgia limited Partnership established, pursuant to the Partnership Agreement for Milfam II, L.P. (the "Milfam II Partnership Agreement"), dated December 11, 1996. All of the Shares Miller is deemed to beneficially own as the manager of the managing general partner of Milfam I, L.P. were purchased with money contributed to Milfam I, L.P. by its partners (as identified on the signature page of Exhibit 99.3, attached hereto), or money generated and held by Milfam I, L.P. All of the Shares Miller is deemed to beneficially own as the manager of the managing general partner of Milfam II, L.P. were purchased with money contributed to Milfam II, L.P. by its partners (as identified on the signature page of Exhibit 99.4, attached hereto), or money generated and held by Milfam II, L.P. The purchase price for the Shares Miller is deemed to beneficially own as the manager of the managing general partner of Milfam I, L.P. was $136,500.00. The purchase price for the Shares Miller is deemed to beneficially own as the manager of the managing general partner of Milfam II, L.P. was $1,898,547.99.

     All of the Shares purchased by Miller on his own behalf, were purchase with personal funds generated and held by Miller. The purchase price for the Shares purchased by Miller, on his own behalf was $119,365.43.

     Miller is the trustee for certain generation skipping trusts (each a "GST") including Catherine Miller GST, Kimberly Miller GST and Lloyd I. Miller GST (collectively, the "GST's"). All of the Shares Miller is deemed to beneficially own as the trustee for the GST's were purchased with money generated and held by the GST's. The purchase price for the Shares Miller is deemed to beneficially own as trustee of Catherine Miller GST was $23,404.50; the purchase price for the Shares Miller is deemed to beneficially own as trustee of Kimberly Miller GST was $15,379.00 and the purchase price for the Shares Miller is deemed to beneficially own as trustee of Lloyd I. Miller GST was $23,404.50. Miller is the custodian to certain accounts created pursuant to the Florida Uniform Gift to Minors Act ("UGMA") for Alexandra Miller ("Alexandra UGMA") and for Lloyd I. Miller IV ("Lloyd IV UGMA" and together with the Alexandra UGMA the "Miller UGMA's"). All of the Shares Miller is deemed to beneficially own in the Miller UGMA's were purchased with money held by the Miller UGMA's. The purchase price for the Shares which Miller is deemed to beneficially own as the custodian to the Alexandra UGMA was $10,580.00. The purchase price for the Shares which Miller is deemed to beneficially own as the custodian to the Lloyd IV UGMA was $21,401.00.

     Dail Miller is Miller's wife. All of the Shares Miller is deemed to beneficially own as Dail Miller's spouse were purchased with personal funds held by Dail Miller. The purchase price for the Shares Miller is deemed to beneficially own as Dail Miller's spouse was $12,755.50. Dail Miller is the custodian for certain UGMA accounts for the benefit of Tyler Dulmage ("Tyler UGMA") and Wylie Dulmage ("Wylie UGMA" and together with Tyler UGMA, the "Dail UGMA's"). All of the Shares Miller is deemed to beneficially own in the Dail UGMA's were purchased with money held by the Dail UGMA's. The purchase price for the Shares which Miller is deemed to beneficially own as the spouse of the custodian to the Tyler UGMA was $12,063.00 and the purchase price for the Shares Miller is deemed to beneficially own as the spouse to the custodian to the Wylie UGMA was $12,063.00.

     Lloyd I. Miller LLC ("LLC") is a Limited Liability Company of which Miller has sole control. All of the Shares Miller is deemed to beneficially own in LLC were purchased with money which was generated and held by LLC. The purchase price for the Shares held by LLC was $12,998.50.

     Miller is the Grantor and Co-Trustee with Kimberly Miller of a Trust Agreement in favor of Alexandra Miller and Lloyd I. Miller, IV ("KSMTR"). As investment counsel therefore Miller may exercise sole rights to vote Shares and sell personal property. The purchase price for the Shares held by KSMTR was $19,702.00.

Item  4.     Purpose  of  the  Transaction
             -----------------------------

     Miller considers his beneficial ownership reported herein of the 2,611,243 as an investment in the ordinary course of business. From time to time, Miller may acquire additional Shares or dispose of all of some of the Shares which he beneficially owns. Miller has filed this report because he was elected to the Company's board of directors on September 4, 2001. Other than becoming a board member, and engaging in activities as a member of the board of directors, Miller does not have any plans or proposals that relate to the matters described in
Item  4  of  Schedule  13D.

Item  5.     Interest  in  Securities  of  the  Issuer
             -----------------------------------------

     (a) Miller is deemed to beneficially own 2,611,243 (17.1% of the outstanding Shares, based on 15,262,204 Shares outstanding pursuant to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2001). As of the date hereof, 832,403 of such beneficially owned Shares are owned of record by Trust A-4; 539,185 of such beneficially owned Shares are owned of record by Trust C; 100,000 of such beneficially owned Shares are owned of record by Milfam I, L.P.; 1,015,365 of such beneficially owned Shares are owned of record by Milfam II, L.P.; 87,290 of such beneficially owned Shares are owned of record by Miller directly; 3,200 of such beneficially owned Shares are owned of record by Alexandra UGMA; 3,500 of such beneficially owned Shares are owned of record by Catherine Miller GST; 5,000 of such beneficially owned Shares are owned of record by Dail Miller; 3,500 of such beneficially owned Shares are owned of record by Kimberly Miller GST; 2,000 of such beneficially owned Shares are owned of record by LLC; 3,600 of such beneficially owned Shares are owned of record by Lloyd I. Miller GST; 3,200 of such beneficially owned Shares are owned of record by Lloyd IV UGMA; 3,000 of such beneficially owned Shares are owned of record by KSMTR; 5,000 of such beneficially owned Shares are owned of record by Tyler UGMA and 5,000 of such beneficially owned Shares are owned of record by Wylie UGMA.

     (b) Miller has or may be deemed to have shared voting power and shared dispositive power for all such shares held of record by the Trusts, Dail Miller, Tyler UGMA and Wylie UGMA and sole voting power and sole dispositive power for all such shares held of record by Milfam I, L.P., Milfam II, L.P., Alexandra UGMA, Catherine Miller GST, Kimberly Miller GST, LLC, Lloyd I. Miller GST, Lloyd IV UGMA, KSMTR and Miller directly (see Item 6).

     (c)     Miller  has  not effected any transactions during the past 60 days.

     (d) Parties other than Miller have the right to receive and/or to direct the receipt of dividends from, or proceeds from, the sale of such securities.

     (e)     Not  Applicable

             Item 6.    Contracts, Arrangements, Understandings or Relationships
                        --------------------------------------------------------
                        With Respect to Securities of the Issuer
                        ----------------------------------------

               The  Trust  Agreement  provides:

               The Trustee shall not make any investments, reinvestments or changes in investments of the assets of Trust A without first consulting with and obtaining the advice of the advisor. The Trustee need not act in accordance with the advice and counsel of the advisor, but if it does so, the Trustee shall not be liable to any person for or as a result of any action or failure to act if in accordance with such advice and counsel. The Trustee need not obtain the advice and counsel of the advisor if the Trustee requests such advice and counsel in writing and if the advisor fails to reply to the Trustee within five days from the date of such request by telephone, telegram, mail or in person.

               The  Operating  Agreement  provides:

               While Lloyd I. Miller, III serves as manager, he shall have complete control over all of the affairs of Milfam LLC and need not seek the consent or approval of any Member with respect to any action.

               The  Milfam  I  Partnership  Agreement  provides:

               The General Partner shall have the full and exclusive right to manage and control the business and affairs of Milfam I, L.P. and to make all decisions regarding the affairs of Milfam I, L.P. In the course of such management, the General Partner may acquire, encumber, hold title to, pledge, sell, release or otherwise dispose of Partnership Property and interests therein when and upon such terms as it determines to be in the best interest of the Milfam I, L.P. The General Partner shall have all of the rights, powers and obligations of a partner of a partnership without limited partners, except as otherwise provided under the Act.

               The  Milfam  II  Partnership  Agreement  provides:

               The General Partner shall have the full and exclusive right to manage and control the business and affairs of Milfam II, L.P. and to make all decisions regarding the affairs of Milfam II, L.P. In the course of such management, the General Partner may acquire, encumber, hold title to, pledge, sell, release or otherwise dispose of Partnership Property and interest therein when and upon such terms as it determines to be in the best interest of the Milfam II, L.P. The General Partner shall have all of the rights, powers and obligations of a partner of a partnership without limited partners, except as otherwise provided under the Act.

Item  7.     Materials  to  be  Filed  as  Exhibits:
             --------------------------------------

        Exhibit          Document
        -------          --------

          99.1 Amended and Restated Trust Agreement, dated September 20, 1983, between Lloyd I. Miller and PNC Bank, Ohio, N.A. (formerly The Central Trust Company, N.A., Cincinnati, Ohio).

          99.2           Operating Agreement  of  Milfam LLC, dated December 10,
                         1996.

          99.3           Milfam  I, L.P. Partnership  Agreement, dated  December
                         11,  1996.

          99.4           Milfam  II, L.P.  Partnership Agreement, dated December
                         11,  1996.

After reasonable inquiry and to the best knowledge and belief of the undersigned, I certify that the information set forth in this statement is true, complete and correct.


Dated:    September 14, 2001

                                        By:     /s/  Lloyd I. Miller, III
                                           -------------------------------------
                                                     Lloyd I. Miller, III

                                  EXHIBIT INDEX

          Exhibit          Document
          -------          --------

          EX-99.1          Amended and Restated Trust Agreement

          EX-99.2          Operating Agreement of Milfam LLC

          EX-99.3          Milfam I, L.P.  Partnership Agreement

          EX-99.4          Milfam II, L.P. Partnership Agreement